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                                  STANTEC INC.

                               NOTICE OF INTENTION
                                    TO MAKE A
                            NORMAL COURSE ISSUER BID

      Stantec Inc. ("Stantec") intends to purchase through the facilities of the Toronto Stock Exchange ("TSX") certain of its outstanding common shares (the "Common Shares") as set out below.

1.    Shares Sought

      Subject to the restrictions described in the next paragraph, the number of Common Shares purchased in any 30-day period pursuant to this Notice shall not aggregate more than 378,682 Common Shares (which is 2% of the number of Common Shares issued and outstanding as at May 16, 2005, namely 18,934,119) and during the 12-month period shall not exceed 946,705 Common Shares (which is 5% of the issued and outstanding Common Shares as at May 16, 2005, namely 18,934,119).

2.    Duration

      Stantec may commence purchasing Common Shares pursuant to this Notice on June 1, 2005 and will terminate such purchases on the earlier of May 31, 2006 and the date on which the maximum number of Common Shares have been purchased pursuant to this Notice.

3.    Method of Acquisition

      Stantec proposes to purchase for cancellation outstanding Common Shares which may be available for purchase through the facilities of the TSX. All purchases will be made in compliance with the by-laws, rules and policies of the TSX.

      Stantec will make no purchases of Common Shares other than open market purchases without the approval of the TSX. Stantec may commence purchases of Common Shares on June 1, 2005, but, in any event, purchases will be made at such times and in such numbers as determined by Stantec. The price which Stantec will pay for any Common Shares acquired by it will be the market price of the Common Shares at the time of acquisition. Stantec intends to finance the purchase price for the Common Shares purchased by it pursuant to this Notice from its working capital.

4.    Consideration Offered

      There are no restrictions on the consideration offered by Stantec under this normal course issuer bid and there are no other restrictions on the issuer bid.

5.    Reasons for the Normal Course Issuer Bid

      Stantec believes that, at certain times, the market price of its Common Shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes that its outstanding Common Shares may, at such times, represent an attractive investment and an appropriate and desirable use of its available funds. The purchase of Common Shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of Common Shares issued in connection with acquisitions. The Common Shares will be purchased by Stantec for cancellation.

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6.    Valuation

      After reasonable inquiry, the directors and officers of Stantec have no knowledge of any appraisal or valuation regarding Stantec, its material assets or securities, prepared within the two years preceding the date of this Notice.

7.    Previous Purchases

      As at May 16, 2005, Stantec has purchased 104,700 Common Shares at an average price of $22.95 per share within the past (approximately) 12 months pursuant to the normal course issuer bid in place from June 1, 2004 to May 31, 2005.

8.    Participation by Insiders, Affiliates and Associates

      To the knowledge of the directors and officers of Stantec, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of Stantec, or any person holding 10% or more of the Common Shares of Stantec, or any person acting jointly or in concert with Stantec, intends to sell any Common Shares during the duration of this Notice. It is possible that sales of Common Shares by any of the foregoing persons or companies may occur during the duration of this Notice as circumstances or decisions of those persons or companies, unrelated to Stantec's purpose as stated in this Notice, determine. It is Stantec's policy to require any broker who acts simultaneously for Stantec and for the seller to assure Stantec, in writing, that the seller is not known to the broker to be one of the foregoing persons or companies.

9.    No Material Changes

      There are no undisclosed material changes or plans or proposals for material changes in the affairs of Stantec.

10.   Certificate

      I, Jeffrey S. Lloyd, the Vice President and Secretary of Stantec, hereby certify, as a senior officer duly authorized by the board of directors of Stantec, that the foregoing Notice is complete and accurate and in compliance with Policy 6-501 of the TSX on Normal Course Issuer Bids and that the foregoing Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED at Edmonton, Alberta this 26th day of May, 2005.

                                                      /s/ JEFFREY S. LLOYD
                                                      --------------------------
                                                      JEFFREY S. LLOYD